December 13, 2018

Kim R. Tsuchimoto
Chief Financial Officer
Monopar Therapeutics Inc.
1000 Skokie Blvd.
Suite 350
Wilmette, Illinois 60091

       Re: Monopar Therapeutics Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 26, 2018 and Amended December 11, 2018
           File No 000-55866

Dear Ms. Tsuchimoto:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance